UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number 001-00313

THE LAMSON & SESSIONS CO.
(Exact name of registrant as specified in its charter)

25701 Science Park Drive
Cleveland, Ohio  44122-7313
(216) 464-3400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, Without Par Value
Preferred Share Purchase Rights
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a)
or 15(d) remains)

   Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[x]	Rule 12h-3(b)(1)(i)	[x]
Rule 12g-4(a)(2)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date:

Common Shares, Without Par Value                    One
Preferred Share Purchase Rights                           Zero

Pursuant to the requirements of the Securities Exchange Act of 1934, The Lamson & Sessions Co. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: November 5, 2007	BY:	/s/ James J. Abel
		Name:	James J. Abel
		Title:	Executive Vice President, Secretary, Treasurer and Chief Financial Officer